

July 30, 2015

Mr. James A. Tholen
Chief Financial Officer
BroadSoft, Inc.
9737 Washington Boulevard
Suite 350
Gaithersburg, MD 20878

> **Re:** **BroadSoft, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-34777**

Dear Mr. Tholen:

We have reviewed your July 22, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Stock-Based Compensation, page 71

1. We note your response to prior comment 2. Please clarify whether you intend to only use peer group volatility in determining expected volatility until the company has been publically traded for ten years. If so, then tell us how that approach complies with ASC 718-10-55-37 and SAB Topic 14.D.1.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Melissa Kindelan, Senior Staff Accountant at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief